Peak Provides Updates on Implementation of Fund Transfer Services and Cash Position from Exercise of Warrants

Montreal, Quebec--(Newsfile Corp. - March 4, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has reached an important step in the implementation of payment processing and fund transfer services on its Cubeler Lending Hub platform.

Peak announced earlier this year that it had signed an agreement with China UnionPay subsidiary, Rongbang Technology Ltd. ("Rongbang") that will allow it to process payments, settle transactions and transfer funds between lending institutions, banks and the businesses that are part of its Lending Hub ecosystem. After holding several working sessions with Rongbang's service implementation team, the Company has now completed the setup of the test environment where virtual replications of both the Lending Hub platform and the China UnionPay network will co-exist from this point forward. Setting up the test environment was identified as one of the key milestones for the Company leading up to the launch of services. Peak is now in position to simulate transactions, test and study the results, and, if need be, make the necessary adjustments in its development environment, all of which will lead to a better understanding of the UnionPay network prior to the services going live. Peak remains on track to launch the payment processing and fund transfer services on Lending Hub in the second quarter of 2021.

Cash Position Resulting from Exercise of Warrants:

Peak's market performance over the past few months has placed virtually all of the Company's issued and outstanding convertible securities "in the money". That has triggered a regular and consistent exercise of Peak warrants since about the half-way point of the fourth quarter of 2020, and continued in 2021. Through the first two months of 2021, Peak received a total of $2,665,577 in cash as a result of the exercise of warrants, including a combined $500,000 from Peak's CEO, CFO and China CEO. This puts the Company's cash balance at more than $7.8M as of February 28, 2021.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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